Reliance
Industries Limited

VED

15 A 11:03

November 13, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Stre[redacted]
Washington D.
USA

07028037

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	November 13, 2007	Media Release issued by the Company titled "Reliance Industries Limited Signs Production Sharing Agreement for Deep Water Offshore Block in Oman" .

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Encl: a/a

11/19

Reliance
Industries Limited

November 13, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Industries Limited Signs Production Sharing Agreement for Deep Water Offshore Block in Oman" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

Encl : a/a

Media Release

Reliance Industries Limited

Reliance Industries Limited Signs Production Sharing Agreement for Deep Water Offshore Block in Oman

Muscat, Oman November 12 2007: Reliance Industries Limited (RIL) is pleased to announce that it's wholly owned subsidiary Reliance Exploration and Production DMCC today signed a Production Sharing Agreement (PSA) with the government of Oman for a offshore Block No 41 in Oman deep water.

The Block measures over 20,000 sq km and water depth could increase up to 3,000 meters. The new Block is adjacent to the earlier Block allocated to RIL in 2005. RIL will integrate operations of both the adjoining blocks to increase value for both the government of Oman and Reliance Industries Limited.

Within a week, this is Reliance's third Block for which PSA has been signed. The previous two were in the Kurdistan Region of Northern Iraq.

RIL has been actively pursuing petroleum exploration activities in the Middle East, particularly in Oman and Yemen, besides India, Asia Pacific Region and South America.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905
+91 98200 88536
tushar.pania@ril.com

Shalini Kumar (Delhi)
011-2346 3634
+91 98715 22440
shalini.kumar@ril.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

END